Exhibit 99.1

Baird Medical and ExcelFin Acquisition Corp Complete Business Combination

FORT MILL, S.C., Oct. 1, 2024 /PRNewswire/ -- Betters Medical Investment Holdings Limited (“Baird Medical” or the “Company”), a leading microwave ablation (“MWA”) medical device developer and provider in China (which has recently expanded into the U.S. market following its receipt of US FDA 510(k) clearances), and ExcelFin Acquisition Corp. (“ExcelFin”) (NASDAQ: XFIN), a publicly traded special purpose acquisition company, today announced the completion of their previously announced business combination (the “Business Combination”). The listed company resulting from the Business Combination is Baird Medical Investment Holdings Limited (“PubCo”), and its shares and warrants will commence trading on the Nasdaq under the ticker symbols “BDMD” and “BDMDW”, respectively, on October 2, 2024.

On September 26, 2024, ExcelFin held a special meeting of its stockholders (the “Special Meeting”) to consider and vote upon a proposal to approve the Business Combination described in the proxy statement/prospectus. At the Special Meeting, in person or by proxy, the holders of 6,015,236 shares of ExcelFin’s Class A common stock, constituting 91.36% of the issued and outstanding voting capital stock of ExcelFin entitled to vote, were present at the Special Meeting. Approximately 99.9% of the votes cast at the Special Meeting were in favor of approving the Business Combination. Complete official results of the vote are included in a current report on Form 8-K filed by ExcelFin with the U.S. Securities and Exchange Commission (the “SEC”).

Upon completion of the Business Combination, founders of Baird Medical and Grand Fortune Capital, LLC, co-sponsor of ExcelFin Acquisition Corporation, subscribed to a $4,900,000 Convertible Preferred investment in the Company.

Advisors

Dechert LLP is serving as legal counsel to Baird Medical. Allen Overy Shearman Sterling US LLP is serving as legal counsel to ExcelFin. Cohen & Company Capital Markets, a division of J.V.B. Financial Group LLC, is serving as the lead financial advisor and capital markets advisor to ExcelFin, along with EXOS Capital LLC, Roth Capital LLC, and Haitong International Securities (USA) Inc.

Additional Information and Where to Find It

On June 26, 2023, ExcelFin, Baird Medical, PubCo, Betters Medical Merger Sub, Inc., Betters Medical Merger Sub 2, Inc., Betters Medical NewCo, LLC and Tycoon Choice Global Limited entered into a Business Combination Agreement as amended from time to time (the “Business Combination Agreement”). In connection with the transactions contemplated by the Business Combination Agreement (the “Transactions”), PubCo filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) (Registration No. 333-274114). The Registration Statement includes both the proxy statement that was distributed to ExcelFin’s stockholders in connection with ExcelFin’s solicitation of proxies for the vote by ExcelFin’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in connection with the Business Combination. The Registration Statement was declared effective by the SEC on September 5, 2024. Stockholders and investors may obtain free copies of the proxy statement/prospectus and other relevant materials and documents filed by PubCo and ExcelFin with the SEC at the SEC’s website at www.sec.gov.

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About Baird Medical

Established in 2012 and headquartered in Guangzhou, China, Baird Medical is a leading microwave ablation (“MWA”) medical device manufacturer and provider in China (and a recent entrant to the United States market). Baird Medical’s proprietary medical devices are used for the treatment of benign and malignant tumors including thyroid nodules, liver cancer, lung cancer and breast lumps. Baird Medical is the first company to obtain a Class III medical devices registration certificate for MWA medical devices specifically indicated for thyroid nodules in China. For more information, please visit http://www.bairdmed.com/.

About ExcelFin

ExcelFin is a blank check company formed as a Delaware corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. ExcelFin’s sponsors include Grand Fortune Capital, LLC (“GFC”) and Fin Venture Capital (“Fin”). GFC is an affiliate of an investment group that completed a series of significant M&A transactions and investments in FinTech, Technology, Media, and Telecommunications and Healthcare. Fin is a private equity firm focused on FinTech software.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or ExcelFin’s, Baird Medical’s, PubCo’s or Tycoon’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ExcelFin and Baird Medical and their management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of PubCo, ExcelFin, or Baird Medical undertakes any duty to update these forward-looking statements.

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Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the Transactions; (2) the risk that Baird Medical may not be successful in expanding its business in China or the United States; (3) the inability to recognize the anticipated benefits of the Transactions; (4) unexpected costs resulting from the Transactions; (5) changes in general economic conditions; (6) regulatory conditions and developments; (7) changes in applicable laws or regulations; (8) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the Transactions and instituted against PubCo, ExcelFin, Baird Medical or others; and (9) other risks and uncertainties from time to time described in the Registration Statement relating to the Transactions, including those listed under the section titled “Risk Factors” therein, and in ExcelFin’s other filings with the SEC.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in ExcelFin’s most recent filings with the SEC and in the Registration Statement described above filed by PubCo in connection with the Transactions. All subsequent written and oral forward-looking statements concerning ExcelFin, Baird Medical, PubCo or Tycoon, the Transactions described herein or other matters attributable to ExcelFin, Baird Medical, PubCo, Tycoon or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of ExcelFin, Baird Medical, PubCo and Tycoon expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts
Investor Relations
Robin Yang, Partner
ICR, LLC
Phone: +1 (646) 308-1475
Email: BairdMedical.IR@icrinc.com

Public Relations
Brad Burgess, Senior Vice President
ICR, LLC
Phone: +1 (646) 588-0383
Email: BairdMedical.PR@icrinc.com

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